UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

(Amendment No. 1)

Under the Securities and Exchange Act of 1934

Takung Art Co., Ltd

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

87407Q207

(CUSIP Number)

December 8, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 87407Q207	Page 2 of 10

1	NAMES OF REPORTING PERSONS Tianjin Longshun Investment Group Company Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION The People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 0 shares
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 0 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0%[1]
12	TYPE OF REPORTING PERSON CO,OO

[1]	Beneficial ownership percentage is based upon 11,226,025 shares of common stock issued and outstanding as of March 11, 2019. On March 11, 2019, the Reporting Person gifted an aggregate 2,277,386 shares of common stock of the Issuer to Hiu Ngai Ma.

CUSIP NO. 87407Q207	Page 3 of 10

1	NAMES OF REPORTING PERSONS Tianjin Shun Chao Real Estate Development Corporation Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION The People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 0 shares
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 0 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0%[2]
12	TYPE OF REPORTING PERSON CO,OO

[1]	Beneficial ownership percentage is based upon 11,226,025 shares of common stock issued and outstanding as of March 11, 2019. Tianjin Shun Chao Real Estate Development Corporation Limited owns 1.78% equity interest in Tianjin Longshun Investment Group Company Limited.

CUSIP NO. 87407Q207	Page 4 of 10

1	NAMES OF REPORTING PERSONS Tianjin Shi Bei Chen Qu Shuang Jie Zhen Sha Zhuang Nong Industrial and Commercial Corporation Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION The People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 0 shares
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 0 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 09%[2]
12	TYPE OF REPORTING PERSON CO,OO

[1]	Beneficial ownership percentage is based upon 11,226,025 shares of common stock issued and outstanding as of March 11, 2019. Tianjin Shi Bei Chen Qu Shuang Jie Zhen Sha Zhuang Nong Industrial and Commercial Corporation Limited owns 98.22% equity interest in Tianjin Longshun Investment Group Company Limited.

CUSIP NO. 87407Q207	Page 5 of 10

1	NAMES OF REPORTING PERSONS Wenjiang Sun
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION The People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 0 shares
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 0 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0%[2]
12	TYPE OF REPORTING PERSON IN,OO

[1]	Beneficial ownership percentage is based upon 11,226,025 shares of common stock issued and outstanding as of March 11, 2019. Tianjin Shun Chao Real Estate Development Corporation Limited is managed and controlled by Wenjiang Sun.

CUSIP NO. 87407Q207	Page 6 of 10

1	NAMES OF REPORTING PERSONS Zhifa Zhao
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION The People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 0 shares
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 0 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0%[2]
12	TYPE OF REPORTING PERSON IN,OO

[1]	Beneficial ownership percentage is based upon 11,226,025 shares of common stock issued and outstanding as of March 11, 2019. Tianjin Shi Bei Chen Qu Shuang Jie Zhen Sha Zhuang Nong Industrial and Commercial Corporation Limited is managed and controlled by Zhifa Zhao.

CUSIP NO. 87407Q207	Page 7 of 10

Item 1.

a.	Name of Issuer:

The name of the issuer is Takung Art Co., Ltd (“Issuer”)

b.	Address of Issuer’s Principal Executive Offices:

Room 1105, Wing On Plaza,

62 Mody Road,

Tsim Sha Tsui,

Kowloon, Hong Kong

Tel. Number: +852 3158 0977

Item 2.

a.	Name of Person Filing:

b.	Address of Principal Business Office:

c.	Citizenship:

Tianjin Longshun Investment Group Company Limited

Sha Zhuang Cun, Shuang Jie Zhen, Bei Chen Qu, Tianjin Shi

Citizenship: The People’s Republic of China

Tianjin Shun Chao Real Estate Development Corporation Limited

Sha Zhuang Cun, Shuang Jie Zhen, Bei Chen Qu, Tianjin Shi

Citizenship: The People’s Republic of China

Tianjin Shi Bei Chen Qu Shuang Jie Zhen Sha Zhuang Nong Industrial and Commercial Corporation Limited

Sha Zhuang Cun, Shuang Jie Zhen, Bei Chen Qu, Tianjin Shi

Citizenship: The People’s Republic of China

Wenjiang Sun

Sha Zhuang Cun, Shuang Jie Zhen, Bei Chen Qu, Tianjin Shi

Citizenship: The People’s Republic of China

Zhifa Zhao

Sha Zhuang Cun, Shuang Jie Zhen, Bei Chen Qu, Tianjin Shi

Citizenship: The People’s Republic of China

d.	Title of Class of Securities:

Common Stock, $0.001 par value

e.	CUSIP Number: 87407Q207

Item 3.

Not Applicable.

Item 4.

Ownership:

a.	Amount Beneficially Owned:

CUSIP NO. 87407Q207	Page 8 of 10

As of the close of business on March 11, 2019:

Tianjin Longshun Investment Group Company Limited, a corporation incorporated under the laws of the People’s Republic of China gifted an aggregate 2,277,386 shares of common stock of the Issuer to Hiu Ngai Ma .

Tianjin Longshun Investment Group Company Limited has two shareholders, namely Tianjin Shun Chao Real Estate Development Corporation Limited (“Shun Chao”) and Tianjin Shi Bei Chen Qu Shuang Jie Zhen Sha Zhuang Nong Industrial and Commercial Corporation Limited (“Shuang Jie”), holding 1.78% and 98.22% equity interests, respectively, in Tianjin Longshun Investment Group Company Limited . These two shareholders are corporations incorporated under the laws of the People’s Republic of China have sole investment and voting powers over the shares owned by Tianjin Longshun Investment Group Company Limited in the proportion of their respective shareholdings in Tianjin Longshun Investment Group Company Limited.

Shun Chao is managed and controlled Wenjiang Sun (“Sun”) and Shuang Jie is managed and controlled by Zhifa Zhao (“Zhao”), both natural Chinese citizens. Accordingly, Sun and Zhao may be deemed to have shared voting control and investment discretion over the shares owned by Shun Chao and Shuang Jie and consequently, the shares owned by Tianjin Longshun Investment Group Company Limited.

The foregoing should not be construed in and of itself as an admission by Shun Chao, Shuang Jie, Sun or Zhao as to beneficial ownership of the securities owned by Tianjin Longshun Investment Group Company Limited.

b.	Percent of Class:

As of the closing of business on March 11, 2019, Tianjin Longshun Investment Group Company Limited, Shun Chao, Shuang Jie, Sun and Zhao do not own any shares of common stock of the Issuer.

c.

Number	of shares as to which Tianjin Longshun Investment Group Company Limited has:

(i)	sole power to vote or to direct the vote of: 0 shares

(ii)	shared power to vote or to direct the vote of: 0 shares

(iii)	sole power to dispose or to direct the disposition of: 0 shares

(iv)	shared power to dispose or to direct the disposition of: 0 shares

Number	of shares as to which Shun Chao has:

(i)	sole power to vote or to direct the vote of: 0 shares

(ii)	shared power to vote or to direct the vote of: 0 shares

(iii)	sole power to dispose or to direct the disposition of: 0 shares

(iv)	shared power to dispose or to direct the disposition of:0 shares

Number	of shares as to which Shuang Jie has:

(i)	sole power to vote or to direct the vote of: 0 shares

(ii)	shared power to vote or to direct the vote of: 0 shares

(iii)	sole power to dispose or to direct the disposition of: 0 shares

(iv)	shared power to dispose or to direct the disposition of: 0 shares

Number	of shares as to which Sun has:

(i)	sole power to vote or to direct the vote of: 0 shares

(ii)	shared power to vote or to direct the vote of: 0 shares

(iii)	sole power to dispose or to direct the disposition of: 0 shares

(iv)	shared power to dispose or to direct the disposition of: 0 shares

Number	of shares as to which Zhao has:

(i)	sole power to vote or to direct the vote of: 0 shares

(ii)	shared power to vote or to direct the vote of: 0 shares

(iii)	sole power to dispose or to direct the disposition of: 0 shares

(iv)	shared power to dispose or to direct the disposition of: 0 shares

CUSIP NO. 87407Q207	Page 9 of 10

Item 5

Ownership of Five Percent or Less of Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5% of the class of securities, check the following: ☑

Item 6

Ownership of More than Five Percent on Behalf of another Person: Not Applicable.

Item 7

Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company or Control Person: Not Applicable

Item 8

Identification and Classification of Members of the Group: Not Applicable

Item 9

Notice of Dissolution of Group: Not Applicable

Item 10

Certification:

By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

CUSIP NO. 87407Q207	Page 10 of 10

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete and correct.

Dated: March 13, 2019

Tianjin Longshun Investment Group Company Limited

By:	/s/ Zhipan Zhao
Its:	Legal Representative

Tianjin Shun Chao Real Estate Development Corporation Limited

By:	/s/ Wenjiang Sun
Its:	Legal Representative

Tianjin Shi Bei Chen Qu Shuang Jie Zhen Sha Zhuang Nong Industrial and Commercial Corporation Limited

By:	/s/ Zhifa Zhao
Its:	Legal Representative

/s/ Wenjiang Sun
Wenjiang Sun

/s/ Zhifa Zhao
Zhifa Zhao